AMALGAMATED NEBULOUS, LLC

Financial Statements

June 30, 2024



AMALGAMATED NEBULOUS, LLC
Table of Contents
June 30, 2024

PAGE

Accountants' Compilation Report 1

Financial Statements:



ACCOUNTANTS' COMPILATION REPORT

To the Member of
Amalgamated Nebulous, LLC
Phoenix, Arizona

Management is responsible for the accompanying financial statements of Amalgamated Nebulous, LLC (a single-member LLC), which comprise the balance sheet as of June 30, 2024, and the related statements of operations and member's equity and cash flows for the period from inception (May 17, 2024) to June 30, 2024, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Metz & Associates PLLC

Phoenix, Arizona
August 22, 2024

AMALGAMATED NEBULOUS, LLC
Balance Sheet
June 30, 2024

Assets

Current Assets

Due from member	$	25,000
Total Current Assets		25,000
Property and Equipment		289,820
Total Assets	$	314,820

Member's Equity

Member's Equity		314,820
Total Member's Equity	$	314,820

See accompanying notes to financial statements.

AMALGAMATED NEBULOUS, LLC
Statement of Operations and Member's Equity
For the Period from Inception (May 17, 2024) to June 30, 2024

General and Administrative Expenses		
Legal expenses	$	3,775
Automobile expenses		775
Professional fees		749
Total General and Administrative Expenses		5,299
Net Loss		(5,299)
Member's Equity at Beginning of Period		-
Contributions from Member		320,119
Member's Equity at End of Period	$	314,820

AMALGAMATED NEBULOUS, LLC
Statement of Cash Flows
For the Period from Inception (May 17, 2024) to June 30, 2024

Cash Flows from Operating Activities		
Net loss	$	(5,299)
Change in operating asset:		
Due from member		(25,000)
Net Cash Used in Operating Activities		(30,299)
Cash flows from Investing Activities		
Purchase of property and equipment		(289,820)
Net Cash Used in Investing Activities		(289,820)
Cash Flows from Financing Activities		
Contributions from member		320,119
Net Cash Provided by Financing Activities		320,119
Net Movement in Cash and Cash Equivalents		-
Cash and Cash Equivalents, Beginning of Period		-
Cash and Cash Equivalents, End of Period	$	-

See accompanying notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Amalgamated Nebulous, LLC ("Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the financial statements.

Nature of Operations – The Company was incorporated on May 17, 2024 in the State of Arizona. The Company's primary business is the rental of vehicles.

Basis of Accounting – The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all cash accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

Impairment of Long-Lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe impairment indicators are present.

Income Taxes – The Company is taxed as a single-member, LLC under the Internal Revenue Code and applicable state statues. In lieu of income taxes, the member is taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Amount	Useful life (years)
Property and equipment, at cost		
Vehicles	$289,820	4

No depreciation for the period ended June 30, 2024 was recognized as the vehicles were not available for use.

NOTE C – INCOME TAX STATUS

The Company has elected tax treatment as a single member, LLC under the applicable section of the Internal Revenue Code (IRC). The member is taxed on the Company's taxable income.

The Company follows accounting standards for uncertainty in income taxes, which require that tax positions initially need to be recognized in the financial statements when it is more likely-than-not that the positions will not be sustained upon examination by the tax authorities. As of June 30, 2024, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE D – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 22, 2024, which is the date the financial statements were available to be issued.



Phoenix

950 W. Indian School Rd
Phoenix, AZ 85013

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3804 W. Vliet St
Milwaukee, WI 53208

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